The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated August 14, 2019

Pricing supplement To prospectus dated April 5, 2018, prospectus supplement dated April 5, 2018 and product supplement no. 2-I dated April 5, 2018	Registration Statement Nos. 333-222672 and 333-222672-01 Dated August , 2019 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Review Notes Linked to a WTI Crude Oil Futures Contract due September 2, 2020 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.
General
●	The notes are designed for investors who seek early exit prior to maturity at a premium if, (1) with respect to any Review Date (other than the final Review Date), the Contract Price on that Review Date is at or above the Call Level applicable to that Review Date or, (2) with respect to the final Review Date, the Ending Contract Price is at or above the Call Level applicable to the final Review Date. If the notes are not automatically called (which means that the Ending Contract Price is less than the Initial Contract Price by more than 32%), investors will lose more than 32% of their principal amount at maturity and may lose all of their principal amount at maturity.
●	Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest payments in exchange for the opportunity to receive a premium payment if the notes are automatically called.
●	The earliest date on which an automatic call may be initiated is November 29, 2019†.
●	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
●	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Commodity Futures Contract:	The first nearby month futures contract for WTI crude oil (Bloomberg ticker: CL1) traded on the New York Mercantile Exchange (the “NYMEX”) or, on any day that falls on the last trading day of such contract (all pursuant to the rules of the NYMEX), the second nearby month futures contract for WTI crude oil (Bloomberg ticker: CL2) traded on the NYMEX
Automatic Call:	If, (1) with respect to any Review Date (other than the final Review Date), the Contract Price on that Review Date is greater than or equal to the Call Level applicable to that Review Date or, (2) with respect to the final Review Date, the Ending Contract Price is greater than or equal to the Call Level applicable to the final Review Date, the notes will be automatically called for a cash payment per note that will be payable on the applicable Call Settlement Date and that will vary depending on the applicable Review Date and call premium.
Call Level:	With respect to each Review Date (other than the final Review Date), 100% of the Initial Contract Price or, with respect to the final Review Date, 68% of the Initial Contract Price
Payment if Called:

For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount, calculated as follows:

• at least 3.1375%* × $1,000 if automatically called on the first Review Date

• at least 6.275%* × $1,000 if automatically called on the second Review Date

• at least 9.4125%* × $1,000 if automatically called on the third Review Date

• at least 12.55%* × $1,000 if automatically called on the final Review Date

• *The actual call premiums applicable to the first, second, third and final Review Dates will be provided in the pricing supplement, and will not be less than 3.1375%, 6.275%, 9.4125% and 12.55% respectively.

Payment at Maturity:

If the notes are not automatically called (which means that the Ending Contract Price is less than the Initial Contract Price by more than 32%), at maturity you will lose 1 % of the principal amount of your notes for every 1% that the Ending Contract Price is less than the Initial Contract Price. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Contract Return)

If the notes are not automatically called (which means that the Ending Contract Price is less than the Initial Contract Price by more than 32%), you will lose more than 32% of your principal amount at maturity and may lose all of your principal amount at maturity

Contract Return:	Ending Contract Price – Initial Contract Price Initial Contract Price
Initial Contract Price:	The Contract Price on the Pricing Date
Ending Contract Price:	The arithmetic average of the Contract Prices on the Ending Averaging Dates
Contract Price:	On any day, the official settlement price per barrel on the NYMEX of the first nearby month futures contract for WTI crude oil, stated in U.S. dollars, provided that if that day falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX), then the second nearby month futures contract, as made public by the NYMEX and displayed on the Bloomberg Professional® service (“Bloomberg”) under the symbol “CL1” or “CL2,” as applicable, on that day
Pricing Date:	On or about August 14, 2019
Original Issue Date:	On or about August 19, 2019 (Settlement Date)
Review Dates†:	November 29, 2019, February 28, 2020, May 28, 2020 and August 28, 2020 (final Review Date)
Ending Averaging Dates†:	August 24, 2020, August 25, 2020, August 26, 2020, August 27, 2020 and the final Review Date
Call Settlement Date†:	December 4, 2019, March 4, 2020, June 2, 2020 and the Maturity Date
Maturity Date†:	September 2, 2020
CUSIP:	48130URU1

† Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Commodity or Commodity Futures Contract” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement or early acceleration in the event of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Acceleration of the Notes” in the accompanying product supplement and in “Selected Risk Considerations — We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs” in this pricing supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $973.40 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $965.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information. The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Product supplement no. 2-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004517/dp87531_424b2-ps2i.pdf
●	Prospectus supplement and prospectus, each dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(1)       the consequences of a commodity hedging disruption event are described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Acceleration of the Notes” in the accompanying product supplement; and

(2)       each of the Review Dates and the Ending Averaging Dates is a “Determination Date” as described in the accompanying product supplement and is subject to postponement as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Commodity or Commodity Futures Contract” in the accompanying product supplement.

The notes are not futures contracts or swaps and are not regulated under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

JPMorgan Structured Investments —	PS-1
Review Notes Linked to a WTI Crude Oil Futures Contract

What Is the Total Return on the Notes upon an Automatic Call or at Maturity, Assuming a Range of Performances for the Commodity Futures Contract?

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized with respect to the applicable Review Date for a range of movements in the Commodity Futures Contract as shown under the columns “Contract Price Appreciation/Depreciation at Review Date” and “Contract Return.” The following table assumes a hypothetical Initial Contract Price of $55, a hypothetical Call Level of $55 (equal to 100% of the hypothetical Initial Contract Price) with respect to each Review Date (other than the final Review Date) and a hypothetical Call Level of $37.40 (equal to 68% of the hypothetical Initial Contract Price) with respect to the final Review Date. The table assumes that the call premiums used to calculate the call premium amount applicable to the first, second, third and final Review Dates are 3.1375%, 6.275%, 9.4125% and 12.55%, respectively, regardless of any appreciation of the Contract Price, which may be significant. The actual call premiums will be provided in the pricing supplement and will not be less than 3.1375%, 6.275%, 9.4125% and 12.55%, respectively. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made on the applicable Call Settlement Date. Each hypothetical return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Review Dates Prior to the Final Review Date					Final Review Date
Contract Price at Review Date	Contract Price Appreciation/ Depreciation at Review Date	Total Return at First Call Settlement Date	Total Return at Second Call Settlement Date	Total Return at Third Call Settlement Date	Ending Contract Price (1)	Contract Return	Total Return at Maturity
$99.0000	80.00%	3.1375%	6.275%	9.4125%	$99.0000	80.00%	12.55%
$93.5000	70.00%	3.1375%	6.275%	9.4125%	$93.5000	70.00%	12.55%
$88.0000	60.00%	3.1375%	6.275%	9.4125%	$88.0000	60.00%	12.55%
$82.5000	50.00%	3.1375%	6.275%	9.4125%	$82.5000	50.00%	12.55%
$77.0000	40.00%	3.1375%	6.275%	9.4125%	$77.0000	40.00%	12.55%
$71.5000	30.00%	3.1375%	6.275%	9.4125%	$71.5000	30.00%	12.55%
$66.0000	20.00%	3.1375%	6.275%	9.4125%	$66.0000	20.00%	12.55%
$60.5000	10.00%	3.1375%	6.275%	9.4125%	$60.5000	10.00%	12.55%
$55.0000	0.00%	3.1375%	6.275%	9.4125%	$55.0000	0.00%	12.55%
$52.2500	-5.00%	N/A	N/A	N/A	$52.2500	-5.00%	12.55%
$49.5000	-10.00%	N/A	N/A	N/A	$49.5000	-10.00%	12.55%
$44.0000	-20.00%	N/A	N/A	N/A	$44.0000	-20.00%	12.55%
$38.5000	-30.00%	N/A	N/A	N/A	$38.5000	-30.00%	12.55%
$37.4000	-32.00%	N/A	N/A	N/A	$37.4000	-32.00%	12.55%
$37.3945	-32.01%	N/A	N/A	N/A	$37.3945	-32.01%	-32.01%
$33.0000	-40.00%	N/A	N/A	N/A	$33.0000	-40.00%	-40.00%
$27.5000	-50.00%	N/A	N/A	N/A	$27.5000	-50.00%	-50.00%
$22.0000	-60.00%	N/A	N/A	N/A	$22.0000	-60.00%	-60.00%
$16.5000	-70.00%	N/A	N/A	N/A	$16.5000	-70.00%	-70.00%
$11.0000	-80.00%	N/A	N/A	N/A	$11.0000	-80.00%	-80.00%
$5.5000	-90.00%	N/A	N/A	N/A	$5.5000	-90.00%	-90.00%
$0.0000	-100.00%	N/A	N/A	N/A	$0.0000	-100.00%	-100.00%

(1) The Ending Contract Price is equal to the arithmetic average of the contract prices on the Ending Averaging Dates.

Hypothetical Examples of Amount Payable upon Automatic Call or at Maturity

The following examples illustrate how the payment upon an automatic call or at maturity in different hypothetical scenarios is calculated.

Example 1: The contract price of the Commodity Futures Contract increases from the Initial Contract Price of $55 to a Contract Price of $60.50 on the first Review Date. Because the Contract Price on the first Review Date of $60.50 is greater than the Call Level of $55 applicable to the first Review Date, the notes are automatically called, and the investor receives a single payment of $1,031.375 per $1,000 principal amount note on the first Call Settlement Date. No further payments will be made on the notes.

Example 2: The contract price of the Commodity Futures Contract decreases from the Initial Contract Price of $55 to Contract Prices of $52.25, $49.50 and $38.50 on the first, second and third Review Dates, respectively, and decreases from the Initial Contract Price of $55 to an Ending Contract Price of $44. Because the Contract Price on each of the first three Review Dates of ($52.25, $49.50 and $38.50) is less than the Call Level of $55 applicable to that Review Date, the notes are not automatically called on those Review Dates. However, because the Ending Contract Price of $60.50 is greater than the Call Level of $37.40 applicable to the final Review Date, even though the Ending Contract Price is less than the Initial Contract Price, the notes are automatically called on the final Review Date, and the investor receives a single payment at maturity of $1,125.50 per $1,000 principal amount note.

JPMorgan Structured Investments —	PS-2
Review Notes Linked to a WTI Crude Oil Futures Contract

Example 3: The contract price of the Commodity Futures Contract decreases from the Initial Contract Price of $55 to Contract Prices of $44, $49.50 and $38.50 on the first, second and third Review Dates, respectively, and to an Ending Contract Price of $27.50. Because (a) the Contract Price on each of the first three Review Dates and the Ending Contract Price ($44, $49.50 and $38.50) is less than the Call Level of $55 applicable to that Review Date, (b) the Ending Contract Price of $27.50 is less than the Call Level of $37.40 applicable to the final Review Date and (c) the Contract Return is -50%, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Purchase Considerations

●	APPRECIATION POTENTIAL — If (1) with respect to any Review Date (other than the final Review Date), the Contract Price on that Review Date is greater than or equal to the Call Level applicable to that Review Date or, (2) with respect to the final Review Date, the Ending Contract Price is greater than or equal to the Call Level applicable to the final Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i); at least 3.1375%* × $1,000 if automatically called on the first Review Date; or (ii) at least 6.275%* × $1,000 if automatically called on the second Review Date; (iii) at least 9.4125%* × $1,000 if automatically called on the third Review Date; or (iv) at least 12.55%* × $1,000 if automatically called on the final Review Date. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

*The actual call premiums applicable to the first, second, third and final Review Dates will be provided in the pricing supplement and will not be less than 3.1375%, 6.275%, 9.4125% and 12.55%, respectively.

●	POTENTIAL FOR A RETURN BASED ON THE CALL PREMIUM AT MATURITY EVEN IF THE CONTRACT RETURN IS NEGATIVE — The Call Level with respect to the final Review Date is set at 68% of the Initial Contract Price. Accordingly, if the notes have not been previously called, with respect to the final Review Date, you will receive the applicable call premium even if the Ending Contract Price is less than the Initial Contract Price by up to 32%.
●	Potential Early Exit With Appreciation As a Result of Automatic Call Feature — While the original term of the notes is approximately one year, the notes will be automatically called before maturity if, (1) with respect to any Review Date (other than the final Review Date), the Contract Price of the Commodity Futures Contract on that Review Date is at or above the Call Level applicable to that Review Date or, (2) with respect to the final Review Date, the Ending Contract Price is at or above the Call Level applicable to the Final Review Date, and you will be entitled to the applicable payment corresponding to the relevant Review Date as set forth on the cover of this pricing supplement. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.
●	LIMITED PROTECTION AGAINST LOSS — Because the Call Level with respect to the final Review Date is set at 68% of the Initial Contract Price, if the notes have not been previously called, at maturity you will be entitled to the full repayment of your principal plus the applicable call premium even if the Ending Contract Price is less than the Initial Contract Price by up to 32%. However, if the notes are not automatically called (which means that the Ending Contract Price is less than the Initial Contract Price by more than 32%), for every 1% that the Ending Contract Price is less than the Initial Contract Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 32% of your principal amount at maturity and may lose all of your principal amount at maturity.
●	RETURN DEPENDENT ON A WTI CRUDE OIL FUTURES CONTRACT —The return on the notes is dependent on the official settlement price per barrel on the NYMEX of the first nearby month (or, in some circumstances, in the second nearby month) futures contract for WTI crude oil, stated in U.S. dollars as made public by the NYMEX and displayed on the applicable Bloomberg page. For additional information about the Commodity Futures Contract, see the information set forth under “The Underlyings — Commodity Futures Contracts” in the accompanying product supplement.
●	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 2-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement.  Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price.  However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and

JPMorgan Structured Investments —	PS-3
Review Notes Linked to a WTI Crude Oil Futures Contract

similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including an automatic call or redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity Futures Contract or in any exchange-traded or over-the-counter instruments based on, or other instruments linked to, any of the foregoing. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

●	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called, the return on the notes at maturity is linked to the performance of the Commodity Futures Contract and will depend on whether, and the extent to which, the Contract Return is positive or negative. If the notes are not automatically called (which means that the Ending Contract Price is less than the Initial Contract Price by more than 32%), you will lose 1% of the principal amount of your notes for every 1% that the Ending Contract Price is less than the Initial Contract Price. Accordingly, under these circumstances, you will lose more than 32% of your principal amount at maturity and may lose all of your principal amount at maturity.
●	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
●	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
●	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.
●	LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable to the Review Dates, as set forth on the cover of this pricing supplement, regardless of any appreciation of the Commodity Futures Contract, which may be significant. Because the contract price of the Commodity Futures Contract at various times during the term of the notes could be higher than on the Review Dates, you may receive a lower payment if automatically called or at maturity, as the case may be, than you would have if you had invested directly in the Commodity Futures Contract or in any exchange-traded or over-the-counter instruments based on, or other instruments linked to, any of the foregoing.
●	REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

JPMorgan Structured Investments —	PS-4
Review Notes Linked to a WTI Crude Oil Futures Contract

●	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
●	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
●	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
●	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
●	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

●	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Contract Price, including:

●	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
●	customary bid-ask spreads for similarly sized trades;
●	our internal secondary market funding rates for structured debt issuances;
●	the actual and expected volatility in the Contract Price of the Commodity Futures Contract;
●	the time to maturity of the notes;
●	supply and demand trends for WTI crude oil or the exchange-traded futures contracts on that commodity;
●	the likelihood of an automatic call being triggered;
●	interest and yield rates in the market generally; and
●	a variety of other economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

JPMorgan Structured Investments —	PS-5
Review Notes Linked to a WTI Crude Oil Futures Contract

●	OWNING THE NOTES IS NOT THE SAME AS OWNING WTI CRUDE OIL FUTURES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually purchased WTI crude oil futures contracts or exchange-traded or over-the-counter instruments based on WTI crude oil futures contracts. You will not have any rights that holders of such assets or instruments have.
●	WE MAY ACCELERATE YOUR NOTES IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS — If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event —Acceleration of the Notes” in the accompanying product supplement for more information.
●	COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — Commodity futures contracts are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Commodity Futures Contract. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), may have a substantial adverse effect on the value of your notes. Additionally, under authority provided by the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission on December 5, 2016 proposed rules to establish position limits that will apply to 25 agricultural, metals and energy futures contracts and futures, options and swaps that are economically equivalent to those futures contracts. The limits would apply to a person’s combined position in futures, options, and swaps on the same underlying commodity. The rules, if enacted in their proposed form, may reduce liquidity in the exchange-traded market for those commodity-based futures contracts, which may, in turn, have an adverse effect on your payment at maturity. Furthermore, we or our affiliates may be unable as a result of those restrictions to effect transactions necessary to hedge our obligations under the notes resulting in a commodity hedging disruption event, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. See “— We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs” above.
●	PRICES OF COMMODITY FUTURES CONTRACTS ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY — Market prices of commodity futures contracts tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the price of the commodity underlying the Commodity Futures Contract. See “— The Market Price of WTI Crude Oil Will Affect the Value of the Notes” below. The Contract Price is subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.
●	THE MARKET PRICE OF WTI CRUDE OIL WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to the performance of the Contract Price of the Commodity Futures Contract, we expect that generally the market value of the notes will depend in part on the market price of WTI crude oil. The price of WTI crude oil is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are volatile and subject to dislocation. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations, including relative cost, often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. These events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.
●	A DECISION BY THE NYMEX TO INCREASE MARGIN REQUIREMENTS FOR WTI CRUDE OIL FUTURES CONTRACTS MAY AFFECT THE CONTRACT PRICE — If the NYMEX increases the amount of collateral required to be posted to hold positions in the futures contracts on WTI crude oil (i.e. the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the Contract Price to decline significantly.

JPMorgan Structured Investments —	PS-6
Review Notes Linked to a WTI Crude Oil Futures Contract

●	THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES — The Commodity Futures Contract reflects the price of a futures contract, not a physical commodity (or its spot price). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked only to commodity spot prices.
●	SINGLE COMMODITY FUTURES CONTRACT PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are not linked to a diverse basket of commodities, commodity futures contracts or a broad-based commodity index. The prices of the Commodity Futures Contract may not correlate to the price of commodities or commodity futures contracts generally and may diverge significantly from the prices of commodities or commodity futures contracts generally. Because the notes are linked a single commodity futures contract, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or commodity futures contracts or a broad-based commodity index.
●	SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY MARKETS AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE CONTRACT PRICE, AND THEREFORE THE VALUE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the Contract Price of the Commodity Futures Contract and, therefore, the value of your notes.
●	VOLATILITY RISK — Greater expected volatility with respect to the Commodity Futures Contract indicates a greater likelihood as of the Pricing Date that, (1) with respect each Review Date (other than the final Review Date), the Contract Price on that Review Date could be below the Call Level applicable to that Review Date or, (2) with respect to the final Review Date, the Ending Contract Price could be below the Call Level applicable to the final Review Date. The Commodity Futures Contract’s volatility, however, can change significantly over the term of the notes. The price of the Commodity Futures Contract could fall sharply during the term of the notes, which could result in your losing some or all of your principal amount at maturity.
●	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
●	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
●	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of the estimated value of the notes and the call premium for each Review Date will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the call premium for each Review Date.

JPMorgan Structured Investments —	PS-7
Review Notes Linked to a WTI Crude Oil Futures Contract

Historical Information

The following graph sets forth the historical performance of the Commodity Futures Contract based on the weekly historical Contract Prices from January 3, 2014 through August 9, 2019. The Contract Price on August 13, 2019 was $57.10.

We obtained the Contract Prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical Contract Prices should not be taken as an indication of future performance, and no assurance can be given as to the Contract Price on the Pricing Date or any Review Date or Ending Averaging Date. There can be no assurance that the performance of the Commodity Futures Contract will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

JPMorgan Structured Investments —	PS-8
Review Notes Linked to a WTI Crude Oil Futures Contract

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes upon an Automatic Call or at Maturity, Assuming a Range of Performances for the Commodity Futures Contract?” and “Hypothetical Examples of Amount Payable upon an Automatic Call or at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent On a WTI Crude Oil Futures Contract” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments —	PS-9
Review Notes Linked to a WTI Crude Oil Futures Contract